UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Results of the 54th Ordinary General Meeting of Shareholders

Agenda 1 : Approval of Financial Statements for the 54th FY

(From January 1, 2021 to December 31, 2021)

(Year-end dividend per share : KRW 5,000)

Item(Unit : KRW)	Consolidated	Separate

Total Assets	91,471,614 million	64,242,759 million

Total Liabilities	36,666,671 million	15,207,334 million

Share Capital	482,403 million	482,403 million

Total Equity	54,804,943 million	49,035,425 million

Sales	76,332,345 million	39,920,201 million

Operating Profit	9,238,089 million	6,649,600 million

Net Profit	7,195,890 million	5,181,227 million

Net Profit per Share	87,330	68,360

<Approval of Dividend Distribution>

Details	2021
1. Annual Dividend per Share (KRW)	17,000
- Year-End Dividend (KRW)	5,000
- Quarterly Dividend (KRW)	12,000
2. Dividend Yield Ratio (%)	6.0

( = Annual Dividend per Share / Market Price)

Agenda 2: Election of Inside Directors

¦	Number of Outside Directors to be Elected: 3 Directors

-	Agenda from 2-1 to 2-3 is approved by the 54th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details

Chon, Jung-Son (2-1)	August 26, 1962	March 2022 ~ Present	Representative Director & President, Head of Corporate Strategy Team, POSCO HOLDINGS	1 Year
		2021	Inside Director & Senior Executive Vice President, Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, POSCO
	Board of Directors	2019	Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Planning Division, POSCO
		2018	Inside Director & Senior Executive Vice President, Head of Corporate Strategy & Finance Center, POSCO
		2017	Representative Director & President, POSCO C&C
		2016	Executive Vice President, Head of POSCO Corporate Strategy Office, POSCO
		2014	Senior Vice President, Senior Corporate Advisor, Value Management Department, POSCO
		2012	Senior Vice President, Head of Raw Materials Procurement Department, POSCO
Chung, Chang-Hwa (2-2)	June 18, 1961	March 2022 ~ Present	Inside Director & Senior Executive Vice President, Head of POSCO N.EX.T Hub, POSCO HOLDINGS	1 Year
		2021	Inside Director & Senior Executive Vice President, Head of New Growth Business Unit, POSCO
		2020	Senior Executive Vice President, Head of Management Support Division, POSCO
	Board of Directors	2017	Managing Director, POSCO-China, Senior Executive Vice President (From January 2019)
		July 2015	Executive Vice President, Head of Public Relations Department, POSCO
		February 2015	Executive Vice President, Head of CR Center, POSCO E&C
		2012	Senior Vice President, Head of Communication Department, POSCO
Yoo, Byeong-Og (2-3)	May 4, 1962	March 2022 ~ Present	Senior Executive Vice President, Head of Green Materials & Energy Business Team, POSCO HOLDINGS	1 Year
		2021	Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO
	Board of Directors	2019	Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO
		2017	Executive Vice President, Head of Corporate Strategy Department, POSCO
		2016	Senior Vice President, Head of Raw Materials Department, POSCO
		2015	Senior Vice President, Head of Stainless Steel Raw Materials Department and Raw Materials Department II, POSCO

Agenda 3: Election of Non-Standing Director

¦	Number of Non-Standing Director to be Elected: 1 Director

-	Agenda 3 is approved by the 54th Ordinary General Meeting of Shareholders as proposed.

Name	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details

Kim, Hag-Dong (3-1)	May 27, 1959	January 2022 ~ Present	Representative Director & Vice Chairman, POSCO	1 Year
		2021	Inside Director & President, Head of Steel Business Unit, POSCO
	Board of Directors	2019	Inside Director & Senior Executive Vice President, Head of Steel Production & Technology Division, POSCO
		2017	Senior Executive Vice President, Head of Gwangyang Works, POSCO
		2015	Senior Executive Vice President, Head of Pohang Works, POSCO
		2013	Representative Director & Senior Executive Vice President, SNNC
		2010	Senior Vice President, Deputy Head of Gwangyang Works

Agenda 4: Election of Outside Director

¦	Number of Outside Director to be Elected: 3 Directors

-	Agenda from 4-1 to 4-3 is approved by the 54th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details

Sohn, Sung Kyu (4-1)	December 16, 1959	1993 ~ Present	Professor, School of Business, Yonsei University	3 Years
		2019 ~ Present	Outside Director, Samsung Asset Management Co., Ltd.
		2017 ~ March 2022	Outside Director, Hyundai Construction Equipment Co., Ltd.
	Director Candidate Recommendation Committee	2016~2017	President, Korean Accounting Association
		2013~2015	Distinguished Professor, Samil
		2010~2013	Non-standing commissioner, Securities and Futures Commission, South Korea
		2008~2010	Non-standing member, Korea Accounting Standards Board
		2008~2010	Head, KOSPI Market Disclosure Committee, Korea Exchange
Yoo, Jin Nyong (4-2)	July 26, 1957	2019~Present	CEO, Angel 6+	3 Years
		2017~2018	CTO and President, LG Chem
		2014~2016	President & Head, Research Park, LG Chem
	Director Candidate Recommendation Committee	2005~2013	EVP & Head, Research Park, LG Chem
		1998~2004	VP, Head, Advanced Materials Lab, LG Chem
		1997	VP, Head, Polymers Lab, LG Chem
		1996	VP, Research Fellow, Polymers Lab, LG Chem
		1981~1995	Researcher, Polymers Lab, LG Chem
Pahk, Heui-Jae (4-3)	January 27, 1961	1993~Present	Professor at Seoul National University (SNU) (Mechanical&Aerospace Engineering)	3 Years
		March 2019 ~ Present	Outside Director, POSCO
		March 2017 ~ Present	President, Korea Association of Industrial Tech. Security
	Director Candidate Recommendation Committee	March 1991 ~ August 1993	Assistant Professor of Industrial Engineering, POSTECH
		July 2001 ~ January 2017	Founder and CEO, SNU Precision CO., LTD.
		July 2016 ~ January 2018	Chairman, Youth Hope Foundation
		April 2013~ April 2017	President, Office of Strategic R&D Plan, MOTIE
		April 1990 ~ March 1991	Postdoctoral Researcher, UMIST, UK

Agenda 5: Election of Audit Committee Members from Outside Directors

¦	Number of Audit Committee Members from Outside Directors to be Elected: 2 Directors

-	Agenda 5-1 to 5-2 is approved by the 54th Ordinary General Meeting of Shareholders as proposed.

Name/ Agenda	Date of Birth	Professional Experience		Term
	Recommended by	Period	Details

Sohn, Sung Kyu (5-1)	December 16, 1959	1993 ~ Present	Professor, School of Business, Yonsei University	3 Years
		2019 ~ Present	Outside Director, Samsung Asset Management Co., Ltd.
		2017 ~ March 2022	Outside Director, Hyundai Construction Equipment Co., Ltd.
	Director Candidate Recommendation Committee	2016~2017	President, Korean Accounting Association
		2013~2015	Distinguished Professor, Samil
		2010~2013	Non-standing commissioner, Securities and Futures Commission, South Korea
		2008~2010	Non-standing member, Korea Accounting Standards Board
		2008~2010	Head, KOSPI Market Disclosure Committee, Korea Exchange

Yoo, Jin Nyong (5-2)	July 26, 1957	2019~Present	CEO, Angel 6+	3 Years
		2017~2018	CTO and President, LG Chem
		2014~2016	President & Head, Research Park, LG Chem
	Director Candidate Recommendation Committee	2005~2013	EVP & Head, Research Park, LG Chem
		1998~2004	VP, Head, Advanced Materials Lab, LG Chem
		1997	VP, Head, Polymers Lab, LG Chem
		1996	VP, Research Fellow, Polymers Lab, LG Chem
		1981~1995	Researcher, Polymers Lab, LG Chem

Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

-	Agenda 6 is approved by the 54th Ordinary General Meeting of Shareholders as proposed.

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2022:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2021:

KRW 10.0 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: March 18, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President